Ryan Sansom

+1 617 937 2335

rsansom@cooley.com

November 30, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Michael Fay

Daniel Gordon

Ada Sarmento

Suzanne Hayes

Re:    CinCor Pharma, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted October 14, 2021

CIK No. 0001868734

Ladies and Gentlemen:

On behalf of our client, CinCor Pharma, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter, dated October 29, 2021 (the “Comment Letter”), relating to the Company’s Confidential Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on October 14, 2021 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter and certain other changes.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used but not otherwise defined in this letter shall have the meanings set forth in the Amended Draft Registration Statement.

Cooley LLP    500 Boylston Street, 14th Floor, Boston, MA 02116-3736

t: +1 617 937 2300    f: +1 617 937 2400    cooley.com

November 30, 2021 Page Two

Draft Registration Statement on Form S-1 submitted October 14, 2021

Prospectus Summary

Overview, page 1

1.

Please delete your statement that “you believe CIN-107 has the potential to dramatically improve the paradigm for patients suffering from hypertension, or high blood pressure.” Your statements regarding the data from the clinical trial should be limited to objective observations and the next steps in the development process. Predictions related to efficacy and comparisons to currently available treatments are not appropriate.

In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 80 and 94 of the Amended Draft Registration Statement.

Our Pipeline, page 2

2.

We note your disclosure here and elsewhere in the prospectus of a review that you conducted of blinded, preliminary safety data from your ongoing BrigHtn trial. Please limit this disclosure to provide it once in the summary, rather than providing it in multiple sections within the summary. Additionally, clearly state that due to the blinded nature of the study you currently do not know if participants receiving CIN-107 experienced any decrease in blood pressure or of the decreases in blood pressure differed from participants receiving a placebo. Clearly explain the potential consequences of the lack of quality control measures and revise the statement that you will not know whether treatment with CIN-107 lowers blood pressure in a meaningful way until completion of the trial, validation of the data and statistical analysis to clarify that you will not know if treatment with CIN-107 lowers blood pressure in a meaningful way until all clinical trials have been conducted and the FDA makes its efficacy determination. We also note that the disclosure compares the preliminary safety data from your ongoing BrigHtn trial to data from placebo cohorts in previous placebo-controlled trials for hypertension conducted by others. Given your disclosure that you do not know how comparable the data from placebo cohorts in those studies may be to your ongoing trial, it does not appear appropriate for you to make this comparison in the prospectus. Please revise the disclosure in the Business section and elsewhere in the prospectus to remove this comparison.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 5, 94, 96, 101, 107 and 111 of the Amended Draft Registration Statement. Further, the Company respectfully acknowledges the Staff’s comment and notes that the discussion of the meta-analysis of the placebo effect on page 109 of the Amended Draft Registration Statement is not meant to be head-to-head comparison, but instead serves as support for the Company’s decision to design its trials with a placebo-controlled arm wherever relevant.

Cooley LLP    500 Boylston Street, 14th Floor, Boston, MA 02116-3736

t: +1 617 937 2300    f: +1 617 937 2400    cooley.com

November 30, 2021 Page Three

CIN-107 Overview, page 3

3.	We note your revisions in response to prior comments 1 and 3. Please remove or revise the following statements to eliminate any suggestion that your product candidate is or will be effective:

•

Replace your reference to a “substantial reduction” in aldosterone levels observed in the CIN-107 10 mg dose group in the single ascending dose Phase 1 clinical trial (page 3) to quantified disclosure of the reduction;

•

Replace your statement that the results from your single ascending dose Phase 1 clinical trial “confirmed” the high selectivity of CIN-107 for aldosterone synthesis over cortisol synthesis with the trial observations that that led you to your conclusion (page 103); and

•	Delete the statement that the results from your multiple ascending dose Phase 1 clinical trial “confirmed” the ability of CIN-107 to significantly lower aldosterone levels (page 104).

You may provide a summary of the objective observations from your trials without stating your conclusions, and such discussion is more appropriate in the Business section where full and proper context can be provided. Your disclosure should not indicate that the candidate is safe or that the observations were a result of the use of the product candidate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 101, 104 and 105 of the Amended Draft Registration Statement.

* * * *

Cooley LLP    500 Boylston Street, 14th Floor, Boston, MA 02116-3736

t: +1 617 937 2300    f: +1 617 937 2400    cooley.com

November 30, 2021 Page Four

Please direct any questions or further comments concerning the Amended Draft Registration Statement or this response letter to either the undersigned at (617) 937-2335, Divakar Gupta of Cooley LLP at (212) 479-6474 or Courtney Thorne of Cooley LLP at (617) 937-2318.

Sincerely,

/s/ Ryan Sansom

Ryan Sansom

cc:	Marc de Garidel, CinCor Pharma, Inc.
Divakar Gupta, Cooley LLP
Courtney T. Thorne, Cooley LLP
Lisa Firenze, Wilmer Cutler Pickering Hale & Dorr LLP
Ryan S. Brewer, Wilmer Cutler Pickering Hale & Dorr LLP

Cooley LLP    500 Boylston Street, 14th Floor, Boston, MA 02116-3736

t: +1 617 937 2300    f: +1 617 937 2400    cooley.com